[Letterhead of Eversheds Sutherland (US) LLP]

April 28, 2021

VIA EDGAR

Edward P. Bartz, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitala Finance Corp.
Preliminary Proxy Materials on Schedule 14A filed April 21, 2021
File No. 814-01022

Dear Mr. Bartz:

On behalf of Capitala Finance Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on April 22, 2021, with respect to the Company’s preliminary proxy materials on Schedule 14A (File No. 814-01022), filed with the Commission on April 21, 2021 (the “Proxy Materials”). The Staff’s comments are set forth below and are followed by the Company’s response.

1.	Please explain to the Staff the basis, consistent with Rule 14a-8 under the Securities Exchange Act of 1934, for not including in the Special Meeting Proxy Materials the shareholder proposal submitted to the Company by Robert Barker (the “Barker Proposal”) requesting that the Company’s shareholders approve the termination of the Company’s investment advisory agreement with Capitala Investment Advisors, LLC (the “Current Advisor”).

The Company did not include the Barker Proposal in the Special Meeting Proxy Materials because Mr. Barker specifically requested that his proposal be included in the proxy statement for the “2021 annual meeting of CPTA shareholders” [emphasis added] and not in a proxy statement relating to a special meeting of the Company’s shareholders. We believe that Mr. Barker likely did not request that his shareholder proposal be included in proxy statement relating to a special meeting of the Company’s shareholders due to questions surrounding the permissibility thereof under Maryland corporate law and the Company’s bylaws.[1] Irrespective of Mr. Barker’s motives, the fact remains that he did not so specify and, as a result, the Company determined that his proposal was not ripe for inclusion in the Special Meeting Proxy Materials but instead would need to be considered for inclusion in the proxy statement for the Company’s upcoming 2021 annual meeting of shareholders.

[1] See TheCorporateCounsel.net’s “Shareholder Proposals Handbook (Rule 14a-8)” (November 2020) at 8-107 (“Even though Rule 14a-4 on its face says it applies to special meetings, most state laws don’t allow shareholder proposals at special meetings. In other words, a proposal can’t be submitted at a special meeting because a special meeting is limited to the matters in the notice. The no-action responses in this area find that a shareholder proposal submitted in connection with a special meeting may be omitted under Rule 14a-8(i) to the extent that the proposal was not included in the special meeting notice (e.g., Clayton Homes, 6/6/03).”); see also SEC No-Action Letter Clayton Homes, Inc. (available June 6, 2003) (“There appears to be some basis for your view that Clayton Homes may exclude the proposal from its special meeting proxy materials under rule 14a-8(i)(1). This view is based on the opinion of Richards, Layton & Finger that the inclusion of a shareholder proposal in proxy materials for a special meeting for the transaction of business which is unrelated to the subject of the proposal is inconsistent with . . . Delaware General Corporation Law and Clayton Homes’ bylaws”).

Edward P. Bartz, Esq. April 28, 2021 Page 2

The Company is also somewhat dumbfounded by Mr. Barker’s insistence that his proposal be included in the Special Meeting Proxy Materials given that the sole proposal to be voted on by the Company’s shareholders at the Special Meeting would achieve the exact same result as that set forth in his shareholder proposal (i.e., the termination of the Company’s investment advisory agreement and related relationship with the Current Advisor). Perhaps Mr. Barker has not yet had the opportunity to review the substance of the proposal included in the Special Meeting Proxy Materials or otherwise believes that the Company should engage the services of an investment adviser other than Mount Logan Management, LLC. In the event that Mr. Barker has not yet had an opportunity to review the Special Meeting Proxy Materials, he should take comfort in the fact that the Company’s Board of Directors has acted upon the concerns contained in his shareholder proposal once he has had an opportunity to do so. On the other hand, if Mr. Barker has reviewed the Special Meeting Proxy Materials but believes the Company should engage the services of an investment adviser other than Mount Logan Management, LLC, then he should vote against the approval of the proposed new investment advisory agreement between the Company and Mount Logan Management, LLC at the Special Meeting (the “New Advisory Agreement Proposal”).

However, given the fact that the proposal to be voted on at the Special Meeting seeks to implement the exact action that Mr. Barker sought in connection with his submission to the Company of the Barker Proposal[2] and it is generally recognized that shareholders of investment companies such as the Company do not have the right under Section 15(a)(3) of the Investment Company Act of 1940 or otherwise to dictate to the board of directors of the investment company who it should engage to serve as the investment company’s investment adviser, no valid purpose would be furthered by the inclusion of the Barker Proposal in the Special Meeting Proxy Materials and, in fact, its inclusion in the Special Meeting Proxy Materials would likely create considerable confusion for the Company’s shareholders.

[2] As an aside, we note that Rule 14a-8(i)(10) provides that a proposal is excludable when a company has already substantially implemented the proposal. In interpreting the term “substantially implemented,” the SEC Staff has granted no-action relief to companies seeking to exclude a stockholder proposal under Rule 14a-8(i)(10) when the companies’ actions satisfactorily address the underlying issues raised in the shareholder proposal. For example, in SEC No-Action Letter Home Depot, Inc. (available March 28, 2002), the SEC Staff allowed exclusion of a proposal under Rule 14a-8(i)(10) that called for the restoration of simple-majority voting when the company’s proxy materials were to include a proposal to amend the company’s certificate of incorporation that would eliminate all super-majority voting provisions. Furthermore, in SEC No-Action Letter Masco Corporation (available March 29, 1999), the SEC Staff allowed exclusion of a proposal providing specific qualifications for the company’s outside directors under Rule 14a-8(i)(10) when the company’s board of directors planned to adopt a resolution similar to the stockholder proposal at its next meeting.

Edward P. Bartz, Esq. April 28, 2021 Page 3

We also note that the Company will ask Mr. Barker to voluntarily withdraw his shareholder proposal in connection with the Company’s upcoming 2021 annual meeting of shareholders if the New Advisory Agreement Proposal is approved at the Special Meeting (i.e., because his shareholder proposal would be moot and have been substantially implemented). On the other hand, if the New Advisory Agreement Proposal is not approved at the Special Meeting and the Current Advisor continues to serve as the Company’s investment adviser, then the Company will include the Barker Proposal in the proxy statement relating to its 2021 annual meeting of shareholders.

2.	With regard to the reset of the capital gains lookback feature start date (the “Lookback Feature Start Date”), as set forth in Section 3(b)(ii) of the proposed investment advisory agreement between the Company and Mount Logan Management LLC, please (a) describe the factors that the Board considered when determining that the reset of the Lookback Feature Start Date was consistent with its fiduciary duties to the Company’s shareholders, and (b) provide the dollar amount of any unrealized capital depreciation that is known at this time.

The Company will revise the disclosure in the Special Meeting Proxy Materials as follows in response to this comment:

“The Board considered a number of factors in connection with its determination that the reset of the capital gains incentive fee lookback feature to the date when Mount Logan assumes management of the Company (as opposed the date of the Company’s inception in 2013) is in the best interest of the Company and its Stockholders, including:

•	precedent for the same provisions in investment advisory agreements in other BDC manager change transactions, including the Fifth Street Finance Corp./Oaktree Capital Management, L.P. and GSC Investment Corp./Saratoga Investment Advisors, LLC manager change transactions;

•	the fact that the cost basis of the investments held by the Company on the date that Mount Logan assumes management of the Company would remain unchanged in connection with the calculation of the capital gains incentive fee under the New Advisory Agreement and not be adjusted to the lower fair value of such investments as of the date of the New Advisory Agreement as was the case in at least one other BDC manager change transaction;

o	because the cost basis of the investments held by the Company on the date that Mount Logan assumes management of the Company would remain unchanged in connection with the calculation of the capital gains incentive fee under the New Advisory Agreement, the Company would only pay Mount Logan a capital gains incentive fee under the New Advisory Agreement if the Company were able to generate realized capital gains in an amount to fully offset the $37.7 million in aggregate unrealized capital depreciation on such investments as of December 31, 2020 (or such unrealized capital depreciation were partially or fully reversed in connection with the subsequent improvement in the performance of such investments);

Edward P. Bartz, Esq. April 28, 2021 Page 4

•	Mount Logan will enter into a two-year contractual fee waiver with the Company to waive, to the extent necessary, any capital gains incentive fees that exceed what would have been paid to Capitala in the aggregate under the Existing Advisory Agreement;

•	that, as of December 31, 2020, the Company had net realized capital losses from inception in an aggregate of more than $124.3 million, all of which related to investments originated by Capitala (and not Mount Logan) and that would need to be earned in the form of realized capital gains before the Company could pay Mount Logan a capital gains incentive fee if the capital gains incentive fee were not reset under the New Advisory Agreement; and

•	providing Mount Logan with fair and equitable financial incentives to reward it for managing the Company’s investment portfolio.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc: Stephen A. Arnall / Capitala Finance Corp.